SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OMNICOM GROUP RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OMNICOM GROUP INC.
437 Madison Avenue
New York, NY 10022

OMNICOM GROUP RETIREMENT SAVINGS PLAN

INDEX

Note: Schedules other than those referred to above have been omitted as inapplicable or not required under the instructions contained in Regulation S-X or the information is included elsewhere in the financial statements or the notes thereto.

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Report of Independent Registered Public Accounting Firm

Plan Administrator
Omnicom Group Retirement Savings Plan
New York, New York

We have audited the accompanying statements of net assets available for benefits of Omnicom Group Retirement Savings Plan (the "Plan") as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year and the schedule of late remittances are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

New York, New York
June 26, 2006

Statements of Net Assets Available for Benefits

December 31,	**2005**	2004
Assets		
Investments, at fair value (Note 3)	**$1,422,339,420**	$1,082,278,555
Contributions due from:		
Employer	**38,639,718**	29,312,416
Employees	**1,576,473**	435,263
Accrued interest and dividends	**492,895**	4,923
Due from merged plans' trustees (Note 1(b))	**-**	705,338
Due from broker for investments sold	**431,590**	131,713
Total assets	**1,463,480,096**	1,112,868,208
Liabilities		
Accrued expenses	**135,300**	135,729
Due to broker for investments purchased	**19,958**	1,012,022
Total liabilities	**155,258**	1,147,751
Net assets available for benefits	**$1,463,324,838**	$1,111,720,457

See accompanying notes to financial statements.

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	**2005**	2004
Additions:		
Interest and dividend income	**$ 46,828,239**	$ 23,879,689
Contributions:		
Employer	**38,588,178**	28,215,290
Employees	**67,502,760**	54,142,039
Rollovers	**8,733,810**	6,507,392
	114,824,748	88,864,721
Net appreciation in fair value of investments (Note 3)	**25,544,969**	41,341,999
Total additions	**187,197,956**	154,086,409
Deductions:		
Benefit payments	**113,499,958**	93,242,445
Administrative expenses	**287,183**	299,281
Total deductions	**113,787,141**	93,541,726
Increase in net assets available for benefits	**73,410,815**	60,544,683
Assets transferred into plan (Note 1(b))	**278,193,566**	90,321,433
Net assets available for benefits, beginning of year	**1,111,720,457**	960,854,341
Net assets available for benefits, end of year	**$1,463,324,838**	$1,111,720,457

See accompanying notes to financial statements.

1. Description of Plan

The following brief description of the Omnicom Group Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description (the "SPD") or the Plan document for a more complete description of the Plan's provisions. In the event of any conflict between the SPD and the Plan document, the Plan document will control.

(a) General

The Plan is a defined contribution retirement plan, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), as it pertains to plans intended to qualify under Section 401(a) of the Code. The Plan covers all eligible employees of participating companies (the "Employer") of Omnicom Group Inc. (the "Company"). The Company is the sponsor of the Plan. The Administrative Committee (the "Committee"), comprised of persons appointed by the Company's Board of Directors or its delegate, administers the Plan and is responsible for resolving all questions that may arise under the Plan. The Plan's assets are held in trust with Fidelity Management Trust Company (the "Trustee" or "FMTC"). A division of the Trustee performs the recordkeeping services for the Plan.

(b) Plan Mergers

In 2004, 17 retirement plans separately sponsored by subsidiaries of the Company were merged into the Plan as follows:

Effective Date	Number of Plans
April 28, 2004	1
October 1, 2004	3
October 14, 2004	1
December 1, 2004	11
December 13, 2004	1

Total assets of $90,321,433 for the 2004 merged plans were transferred to the Plan's Trustee, of which $89,616,095 was recorded in 2004. The remaining $705,338 was reflected as a receivable at December 31, 2004 on the Statements of Net Assets Available for Benefits.

In 2005, 36 retirement plans separately sponsored by subsidiaries of the Company were merged into the Plan as follows:

Effective Date	Number of Plans
August 1, 2005	14
October 1, 2005	9
November 14, 2005	1
December 1, 2005	12

Total assets of $278,193,566 for the 2005 merged plans were transferred to the Plan's Trustee.

The Company anticipates that additional subsidiaries will merge their plan assets into the Plan in the future.

(c) *Eligibility and Plan Entry Dates*

For the profit sharing feature of the Plan, employees of participating companies are generally eligible twelve months after their date of hire and are enrolled in the Plan on the first day of the following calendar quarter.

For the 401(k) and matching contribution features of the Plan, eligible employees of participating companies are qualified to enroll as soon as administratively practicable following employment.

Participating companies have the option to adopt any or all of the profit sharing, the 401(k), or the matching contribution features of the Plan. Certain participating companies have adopted the Plan for salaried employees only.

(d) *Contributions*

Profit sharing contributions and matching contributions by the participating companies ("Employer Contributions") to the Plan are discretionary and are authorized for each Plan year by the participating companies for the benefit of eligible employees in the respective companies.

Matching contribution formulas for employees enrolled in the 401(k) feature are determined by the participating companies from the options available under the Plan.

Participants are generally eligible to receive any Employer Contributions if they are active employees on the last day of the Plan year and are credited with at least 1,000 hours of service during the Plan year. Employer Contributions, if any, are deposited and allocated to the accounts of eligible participants after each Plan year-end.

The Plan allows employees of participating companies that have adopted the Plan's 401(k) feature to elect to contribute any percentage of their eligible compensation as pre-tax contributions to the Plan, up to the annual dollar limit under the Code.

(e) *Participant Accounts*

Each participant's account is credited with the pre-tax contributions made by the participant and with employer discretionary matching contributions allocated to the participant, if any. Participants' accounts are also credited with discretionary profit sharing contributions as authorized each year by the respective participating companies for their employees. In addition, the Plan accepts rollover contributions from other employers' qualified plans or from eligible Individual Retirement Accounts.

Participants direct the investment of their account balances into one or more of the investment funds that are available through the Plan. Each participant's account is credited with its share of investment income, which is interest, dividends and appreciation or depreciation in the fair value of the underlying assets, net of administrative expenses, for the funds in which that account is invested. The benefit to which a participant is entitled is the participant's vested account balance.

The portion of the Plan that allows participants to elect to invest in Omnicom Group Inc. common stock ("Company Stock") has been designated as an Employee Stock Ownership Plan ("ESOP"). Participants may elect to receive any dividends paid on their vested shares held in the ESOP as a cash payment instead of being reinvested in the Plan.

(f) *Forfeitures*

Forfeitures of terminated participants' nonvested account balances may be used to reduce Employer Contributions and may also be used to pay Plan expenses. As of December 31, 2005 and 2004, unallocated forfeitures totaled $1,720,161 and $4,745,022, respectively. For the year ended December 31, 2005, the Company estimates that approximately $1,375,000 of forfeitures will be used to reduce the Employer Contributions. For the year ended December 31, 2004, $4,287,826 of forfeitures were used to reduce the Employer Contributions.

(g) *Vesting*

Participants vest in any employer profit sharing contributions according to the following schedule:

0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

Participants vest in any employer matching contributions according to one of the following vesting schedules, as adopted by the participating company:

(i) 0% for less than 2 years,
40% for 2 years but less than 3 years,
100% for 3 years or more,

or

(ii) 0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

For the 401(k) plans that were merged into the Plan, certain more favorable vesting schedules that were maintained under the merged plans were grandfathered into the Plan for participants in those plans at the time of the merger.

(h) *Payment of Benefits*

Upon termination of employment, disability or death, a participant (or their beneficiary) may elect to receive the vested portion of their account in the form of a direct rollover, a lump-sum payment, annual installment payments for up to 20 years, or certain other distribution options permitted under the Plan for participants of merged plans that offered alternative forms of payment. Also, payment of the account to a terminated participant may be deferred until age 70½ in accordance with Internal Revenue Service ("IRS") guidelines.

Effective October 1, 2004, upon termination of employment, disability or death, a participant (or their beneficiary) may elect, once in any 12-month period, to receive the vested portion of their account in the form of a partial lump sum distribution.

Effective March 28, 2005, the Plan was amended to provide that accounts of terminated participants are automatically distributed if their vested balance is $1,000 or less.

Also, the Plan was amended in connection with the receipt of the IRS determination letter.

(i) *Participant Loans*

In general, participants who are active employees may borrow from their accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the vested balance in the participant's account and bear interest at the prime rate in effect at the time the loan was initiated. Interest rates on outstanding loans range from 4% to 12%. Principal and interest are generally repaid through payroll deductions. General-purpose loans must be repaid within five years and loans granted for principal residences must be repaid within 15 years. Loans granted for principal residences transferred from merged plans may have longer maturity dates.

(j) *Administrative Expenses*

The Plan pays certain administrative expenses associated with professional services provided to the Plan. Loan set-up fees are deducted from the participants' accounts. Other expenses are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value, which is determined, where applicable, by reference to quoted market prices. Fair values of investments that do not have readily ascertainable market value (such as commingled pools) have been determined by the Trustee based on the underlying publicly traded assets of the portfolios. Participant loans are stated at cost plus accrued interest, which approximates fair value.

Purchases and sales of investments are recorded on a trade date basis.

Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Risk and Uncertainties

Participants can invest in various securities, including mutual funds, commingled pools and Company Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

As of December 31, 2005 and 2004, the Plan assets were invested as follows:

	Fair Value	
December 31,	**2005**	2004
Omnicom Group Inc. Common Stock	**$ 163,288,145***	$ 179,381,856*
FMTC Managed Income Portfolio II	**345,532,635***	314,729,077*
FMTC US Equity Index Commingled Pool	**169,974,610***	114,625,870*
Fidelity Equity Income Fund	**133,166,518***	102,524,047*
Fidelity Contrafund	**116,640,210***	61,706,992*
Fidelity Diversified International Fund	**115,632,671***	58,842,919*
Dreyfus Midcap Value Fund	**78,528,483***	52,240,668
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	**76,906,882***	42,311,180
Wells Fargo Large Company Growth Fund I	**75,871,602***	57,199,887*
PIMCO Total Return Fund, Administrative Class	**72,679,605***	42,699,478
Fidelity Low-Priced Stock Fund	**19,432,275**	16,491,757
T. Rowe Price Science & Technology Fund	**9,455,065**	8,200,183
Fidelity Freedom Income Fund	**739,668**	470,695
Fidelity Freedom 2000 Fund	**423,498**	496,177
Fidelity Freedom 2005 Fund	**548,694**	550,085
Fidelity Freedom 2010 Fund	**1,683,561**	1,468,971
Fidelity Freedom 2015 Fund	**3,033,198**	1,803,512
Fidelity Freedom 2020 Fund	**4,223,253**	3,332,245
Fidelity Freedom 2025 Fund	**2,979,382**	1,234,541
Fidelity Freedom 2030 Fund	**4,468,703**	2,684,410
Fidelity Freedom 2035 Fund	**2,367,483**	712,940
Fidelity Freedom 2040 Fund	**6,342,635**	4,553,570
Cash and cash equivalents	**430,562**	99,851
Participant loans	**17,990,082**	13,917,644
	$1,422,339,420	$1,082,278,555

* - Represents 5% or more of net assets available for benefits.

During 2005 and 2004, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows:

December 31,	**2005**	2004
Omnicom Group Inc. Common Stock	**$ 2,016,464**	$(6,325,150)
FMTC US Equity Index Commingled Pool	**5,263,144**	11,232,518
Fidelity Equity Income Fund	**(692,281)**	5,792,229
Fidelity Contrafund	**9,881,699**	6,847,773
Fidelity Diversified International Fund	**9,664,417**	8,422,008
Dreyfus Midcap Value Fund	**(3,211,522)**	7,047,868
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	**(1,015,184)**	2,905,268
Wells Fargo Large Company Growth Fund I	**2,868,440**	1,893,077
PIMCO Total Return Fund, Administrative Class	**(881,310)**	(295,086)
Fidelity Low-Priced Stock Fund	**220,069**	1,636,887
T. Rowe Price Science & Technology Fund	**174,894**	75,081
Fidelity Freedom Income Fund	**3,583**	8,952
Fidelity Freedom 2000 Fund	**10,767**	8,049
Fidelity Freedom 2005 Fund	**18,352**	23,588
Fidelity Freedom 2010 Fund	**52,030**	46,427
Fidelity Freedom 2015 Fund	**139,446**	86,607
Fidelity Freedom 2020 Fund	**201,310**	119,231
Fidelity Freedom 2025 Fund	**136,280**	80,293
Fidelity Freedom 2030 Fund	**239,226**	174,126
Fidelity Freedom 2035 Fund	**120,740**	47,288
Fidelity Freedom 2040 Fund	**334,405**	292,470
INVESCO Total Return Fund - Investor Class	**-**	977,537
AIM Aggressive Growth Fund, Class A	**-**	244,958
Total	**$25,544,969**	$41,341,999

4. **Plan Termination**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan or the complete discontinuance of contributions by the Company under the Plan, the participants' accounts will become fully vested and nonforfeitable in accordance with the terms of the Plan.

5. **Tax Status**

The Plan is a qualified employee benefit plan under Section 401(a) of the Code, and therefore is not subject to tax under present income tax laws. The Plan received a favorable determination letter dated June 22, 2005.

The Plan has been amended since receiving the determination letter. However, the Committee believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code, and therefore remains exempt from taxation.

6. **Party-In-Interest Transactions**

Certain plan investments are managed by the Trustee of the Plan, and certain of its affiliates, and, therefore, the investments qualify as party-in-interest transactions. Excluding fees from brokerage transactions, no fees were paid by the Plan to the Trustee for investment management services for the years ended December 31, 2005 and 2004.

One of the investment funds of the Plan invests exclusively in Company Stock. The Plan owned 1,918,103 and 2,127,393 shares of Company Stock as of December 31, 2005 and 2004, respectively, with corresponding year-end market values of $163,288,145 and $179,381,856.

Additionally, participants who are active employees may borrow from their accounts (see Note 1(i)) and such loans qualify as party-in-interest transactions.

7. Late Remittances

During 2005, certain participating companies failed to remit certain employee contributions and loan repayments to the Plan within the statutory time period. These contributions and loan repayments totaled approximately $52,000, or less than 0.1% of total employee contributions and loan repayments of $74.7 million. A portion of these contributions are included in contributions due from employees at December 31, 2005. The Trustee computed the lost earnings to the participants on these contributions and the participating companies subsequently remitted these contributions, loan repayments and the calculated lost earnings to the Plan.

Schedule of Assets Held for Investment Purposes at End of Year
EIN: 13-1514814 Plan No. 004

December 31, 2005

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity	(d) Cost	(e) Current value
*	Common stock - Omnicom Group Inc.	1,918,103 shares. Employer security. Common stock. $.15 par value.	a	**$ 163,288,145**
*	FMTC Managed Income Portfolio II	345,532,635 shares. Commingled pool which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**345,532,635**
*	FMTC US Equity Index Commingled Pool	4,331,667 shares. Commingled pool which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**169,974,610**
*	Fidelity Equity Income Fund	2,523,049 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**133,166,518**
*	Fidelity Contrafund	1,801,115 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**116,640,210**
*	Fidelity Diversified International Fund	3,553,555 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**115,632,671**
	Dreyfus Midcap Value Fund	2,478,021 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**78,528,483**
	Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	5,971,032 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**76,906,882**
	Wells Fargo Large Company Growth Fund I	1,540,853 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**75,871,602**
	PIMCO Total Return Fund, Administrative Class	6,921,867 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**72,679,605**
*	Fidelity Low-Priced Stock Fund	475,815 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**19,432,275**
	T. Rowe Price Science & Technology Fund	483,141 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**9,455,065**
*	Fidelity Freedom Income Fund	65,054 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**739,668**
*	Fidelity Freedom 2000 Fund	34,684 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**423,498**
*	Fidelity Freedom 2005 Fund	49,343 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**548,694**

Schedule of Assets Held for Investment Purposes at End of Year
EIN: 13-1514814 Plan No. 004

December 31, 2005

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity	(d) Cost	(e) Current value
*	Fidelity Freedom 2010 Fund	119,826 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**1,683,561**
*	Fidelity Freedom 2015 Fund	262,615 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**3,033,198**
*	Fidelity Freedom 2020 Fund	287,101 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**4,223,253**
*	Fidelity Freedom 2025 Fund	249,112 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**2,979,382**
*	Fidelity Freedom 2030 Fund	297,517 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**4,468,703**
*	Fidelity Freedom 2035 Fund	193,580 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**2,367,483**
*	Fidelity Freedom 2040 Fund	718,305 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**6,342,635**
*	Cash and Cash Equivalents	Interest-bearing cash. There is no maturity date, rate of interest or collateral.	a	**430,562**
*	Participant loans	Loans to participants with maturities through April 2035, interest rates ranging from 4.0% to 12.0%, collateralized by participants' vested account balances.	-	**17,990,082**
				$1,422,339,420

* - Represents a party-in-interest as defined by ERISA.

a - The cost of participant-directed investments is not required to be disclosed.

For the Year Ended December 31, 2005

Participant Contributions and Loan Repayments Transferred Late to the Plan	Amounts Not Corrected	Amounts Corrected Outside VFCP (Voluntary Fiduciary Correction Program)	Amounts Pending Correction or in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$52,000 (1)	**N/A**	**$52,000**	**N/A**	**N/A**

(1) During 2005, certain participating companies failed to remit certain employee contributions and loan repayments to the Plan within the statutory time period. These contributions and loan repayments totaled approximately $52,000, or less than 0.1% of total employee contributions and loan repayments of $74.7 million. A portion of these contributions are included in contributions due from employees at December 31, 2005. The Trustee computed the lost earnings to the participants on these contributions and subsequently the participating companies remitted these contributions, loan repayments and the calculated lost earnings to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

By: ______________________________
Leslie Chiocco
Member of Administrative Committee

June 28, 2006

EXHIBIT INDEX

Exhibit No.	Description	Page
1	Consent of BDO Seidman, LLP	22

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Omnicom Group Retirement Savings Plan
New York, New York

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74591) of our report dated June 26, 2006, relating to the financial statements and schedules of the Omnicom Group Retirement Savings Plan, appearing in this Annual Report on Form 11-K for the year ended December 31, 2005.

BDO Seidman, LLP

BDO Seidman, LLP
New York, New York

June 28, 2006